SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522 _________ TEL: (212) 735-3000 FAX: (212) 735-2000 August 6, 2008

FIRM/AFFILIATE
OFFICES

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BY EDGAR AND EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Max A. Webb, Esq.

Lauren Nguyen, Esq.

Re:

MacroShares Housing Depositor, LLC

Registration Statement on Form S-1

Filed June 9, 2008

File No. 333-151522

File No. 333-151523; and

Amendment No. 1 to each of the above-referenced

Registration Statements

Filed August 5, 2008.

Ladies and Gentlemen:

Set forth below are the responses of MacroShares Housing Depositor, LLC (the "Company") to the comment letter of the Staff of the Securities and Exchange Commission (the "Staff") dated June 30, 2008 (the "June 2008 Comment Letter") that was received with respect to the Company's above-referenced Registration Statements, File No. 333-151522 and 333-151523.  Enclosed herewith are copies of Amendment No. 1 to each of these Registration Statements (each, "Amendment No. 1").

Securities and Exchange Commission

August 6, 2008

For your convenience, we have set forth below the Staff's comments in bold followed by the Company's response thereto.  Page numbers and section references indicate the location of our revisions contained in the prospectus for the MacroShares Major Metro Housing Up Shares (the "Up Prospectus") that is part of Amendment No. 1 to Registration Statement, File No. 333-151522.  Conforming changes have also been made in the prospectus for the MacroShares Major Metro Housing Down Shares (the "Down Prospectus") that is part of Amendment No. 1 to Registration Statement, File No. 333-151523.  In our response to comments no. 9 and 11, we indicate the page numbers of the revisions made in both the Up Prospectus and the Down Prospectus, because the disclosure revisions for the Up MacroShares and Down MacroShares made in response to these comments are not identical.  Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Up Prospectus and the Down Prospectus.

The Company has reviewed this letter and has authorized us to make the representations contained herein on its behalf.

General

1.

Please note that we have referred this filing to the Division of Investment Management.  They may have additional comments at a later date.

Thank you.

2.

Per our comments, please make conforming changes to both registration statements.

We have made conforming changes to both registration statements.

The Reference Value of the Index, page 7

3.

Please revise to expand your disclosure regarding the S&P/Case-Shiller Home Price Indices to briefly describe the types of real estate that the indices measure.  Also consider briefly disclosing any limitations of the indices in your disclosure.

Please see revisions made on page 7 of the Up Prospectus in response to this comment.

4.

Refer to the last sentence of the second paragraph of this section.  Consider adding an example for clarity, e.g., the value for the index publication date in June would be the value as of April, if true.

Please see revisions made on page 8 of the Up Prospectus in response to this comment.

5.

Refer to the paragraph in bold at the bottom of page 7.  Please tell us whether there have been any revisions to the calculation methodology for the index, any alleged or actual inaccuracies, any delays in its publication, and any errors in the underlying data used to calculate the index since inception.

Securities and Exchange Commission

August 6, 2008

Since the inception of the S&P/Case-Shiller Home Price Indices, there have been no methodological revisions and no delays in publication.   The S&P/Case-Shiller Home Price Indices (the "S&P/CSIs") were launched in March 2006, and are based upon the Case-Shiller® Indexes ("CSIs"), which were launched in 1991 and are currently maintained by Fiserv Fulfillment Services, a division of Fiserv Inc., a Fortune 500 company.  Data quality controls may from time to time force certain CSIs to be discontinued if insufficient sale price data are available; however, discontinuance tends to affect a small minority of CSIs that cover relatively small market segments and occurs because, the representative data sample necessary to update a CSI for an individual zip code might not exist or be available on a timely basis.  The CSIs have also been produced without methodological revision or operational interruption since their 1991 inception.

Although the S&P/CSIs use the same database, production infrastructure and repeat sales methodology as the CSIs, most S&P/CSIs are updated on a monthly basis, while the CSIs are updated on a quarterly or even less frequent basis.  The S&P/CSIs represent a moving three-month average calculation with a two-month lag between the index publication date and the last month that is included in the measurement period.  In contrast, the CSIs do not use a moving average approach, and have a three-month lag between the index publication date and the last month measured.

Although widely considered by market participants to be the most useful, statistically rigorous and accurate measurement of U.S. home prices, the absolute accuracy of the CSIs and S&P/CSIs is impossible to guarantee at any particular moment in time for a variety of reasons.  These reasons include:

❖

the possibility that a very small number of errant or otherwise non-representative sale price observations may not be detected by the data quality filters that are part of the calculation methodology, and thus inadvertently incorporated into a data sample;

❖

the variable degrees of efficiency in property sale recordation processes in county courthouses, with late recordation resulting in index revisions being made to value published on preceding index publication days; and

❖

the absence of an indisputable, objective gauge of accuracy for home price changes against which the performance of S&P/CSIs may be compared.

6.

Also, it is unclear why you believe that your affiliates who are involved with the S&P/Case-Shiller index should be able to disclaim responsibility.  Either revise to omit them or tell us why they are able to disclaim this liability.

Neither MacroMarkets LLC nor any of its affiliates is involved in the calculation or licensing of the S&P/Case-Shiller Home Price Indices.  Earlier this year, MacroMarkets LLC sold 100% of its interest as master licensor of the indices, which it had obtained from Fiserv Fulfillment Services, Inc.  We have noted on page 7 of the Up Prospectus that Robert Shiller, a member of the Board of Managers of MacroMarkets LLC is a member of the S&P/Case-Shiller Index Committee, and we have also included this relationship in the Potential Conflicts of Interest risk factor on pages 43-44 of the Up Prospectus.  However, we have also noted that a majority of the members of such committee must be composed of S&P representatives.  All decisions by such committee are made by a majority vote.

Securities and Exchange Commission

August 6, 2008

Risk Factors, page 25

7.

Please add a risk factor to highlight the fact that S&P does not rate nor guarantee the offered securities and that the Index Committee has complete discretion to determine how the indices are calculated.

Please see revisions made on page 31 of the Up Prospectus in response to this comment.

8.

Please add a risk factor, if true, to point out that your companion product does not always track or predict changes in the price of oil and that for periods of time both the up and down shares have gone down due to lack of investor interest or other reason.

Please see revisions made in response to this comment on page 29 of the Up Prospectus with respect to tracking the price of oil.  With regard to the Up and Down Trusts "go[ing] down due to lack of investor interest" we do not believe that this statement is accurate with respect to either the size of the trusts decreasing or the market prices of the paired shares decreasing concurrently.  Following the launch of the MacroShares product that referenced oil, there was initially a significant lack of liquidity and lack of investor interest due to the new and unfamiliar structure of the product.  Two large redemptions, representing almost 50% of the total assets held by the trusts, were directed during the first 4 months after the launch of the product, which further disrupted market pricing.  Once the product started growing, however, there was a steady increase in the size of the paired trusts until the early termination date, and none of the few paired redemptions directed shortly prior to that early termination date represented more than 6% of the assets held by the trusts.  With regard to market price, any premium or discount in the market price of the oil Up shares was generally offset with a corresponding discount or premium, as applicable, in the market price of the oil Down shares.  There was no period when the price of both the Up and Down shares went down significantly and concurrently due to lack of investor interest or any other reason.

An investment in the Down MacroShares may not provide an adequate hedge for existing or future real estate investments, page 25

9.

Revise to clarify that the S&P/Case-Shiller Composite Index measures the weighted average costs of homes by measuring the sales prices of single-family homes, which may only include repeat sale pairs.

Please see revisions made to page 30 of the Up Prospectus and page 30 of the Down Prospectus in response to this comment.  Please note that these parallel risk factors are expressed somewhat differently for the Up MacroShares and the Down MacroShares.

Securities and Exchange Commission

August 6, 2008

Revisions of the S&P/Case-Shiller Composite-10 Home Price Index will not be reflected, page 28

10.

Please tell us how often and how materially these index values are revised to maximize accuracy.  If such changes are material, put the information in this discussion.  If the late changes consistently come from the same cities, consider disclosing that information.

To the extent that sale price data collected following publication of an index level on an index publication day is pertinent to a measurement period within the most recent 24-month period, such data is brought to bear during the next period’s update calculation for the S&P/Case-Shiller Composite-10 Home Price Index.  The "measurement period" with respect to each index publication day consists of the second, third and fourth calendar month preceding the calendar month in which the index publication day occurs.  Although this index revision process is conducive to incremental data integrity and the highest possible degree of index accuracy over time, historically, the magnitude of index revision has tended to be very small.  According to the methodology documentation, which may be accessed at: http://www2.standardandpoors.com/spf/pdf/index/SP_CS_Home_Price_Indices_Methodology_Web.pdf, in any given month, it is possible for any one or more of the 24 index levels published during the preceding 24 months to be revised.  From the inception of the S&P/Case-Shiller Composite-10 Home Price Index in March of 2006 through the latest index publication day (July 29, 2008) – the average number of index data points that has been revised is 5.8 per month (out of a possible 24).  During that period, the average magnitude of revision to the S&P/Case-Shiller Composite-10 Home Price Index was 0.05 of an index point and the maximum revision for any one index publication day was 0.24 of an index point.  Based upon the most recent index level of the S&P/Case-Shiller Composite-10 Home Price Index (181.48 points on July 29, 2008), in percentage terms, 0.05 and 0.24 of an index point represent revisions to the index of a mere fraction of a percent (0.028% and 0.132%, respectively).

The largest single revision recorded for any constituent index of the S&P/Case-Shiller Composite-10 Home Price Index (Washington DC) was 1.00 index point.  This 1.00 index point revision was made to the March 2008 index level (202.34), which was initially published in May 2008, in the following month when it was revised to an index level of 203.34.  In percentage terms, this revision represents less than one-half of one percent (0.494%) of the initial (March 2008) index level of 202.34.

Please note that we have disclosed the average and maximum revisions made since the inception of the S&P/Case-Shiller Home Price Index on page 72 of the Up Prospectus.  In light of the minimal effect of revisions to historical index levels, we do not believe that any further discussion or disclosure is warranted.

Securities and Exchange Commission

August 6, 2008

An investment in real estate entails many costs that will not be reflected in the performance of the Down MacroShares, page 29

11.

Please revise to expand the risk factor to include considerations related to natural disasters, such as earthquakes, hurricanes and flooding, which the Index does not measure.

Please see the addition of a new risk factor on page 31 of the Down Prospectus entitled "Losses related to natural disasters may not be reflected in the performance of your Down MacroShares" in response to this comment.  We do not believe that the addition of this risk factor is relevant for the Up Prospectus.  Please see page 31 of the Up Prospectus and page 30 of the Down Prospectus for a revised version of the risk factor to which this comment originally related.  In the Up Prospectus, this risk factor is now entitled "An investment in real estate entails many costs that will not be reflected in the performance of the Up MacroShares."  In the Down Prospectus, this risk factor is now entitled "An investment in real estate entails many costs that may indirectly be reflected in the performance of the Down MacroShares."

Home Prices in the metropolitan areas covered by the S&P/Case-Shiller Composite-10 Home Price Index are variable in the short-term and are difficult to predict in the long-term; many contingent factors may influence these home prices, page 36

12.

Refer to the second full paragraph in this risk factor.  Revise to explain what the terms "makeDown" and "groDown" mean.

We have corrected the typographical errors noted by you.

13.

Refer to the third full paragraph in this risk factor and the statement that no assurance can be given that volatility in home prices will not result from the current subprime instability.  Also refer to the second to last paragraph on page 60.  Consider adding a risk factor to highlight these facts and the consideration that historical home sales values may not indicate future home sales values.

Please see the addition of two additional risk factors on page 40 of the Up Prospectus in response to this comment.

Government involvement in the housing market, page 62

14.

We suggest deleting the first clause of the second sentence.  We suspect most investors might believe that either slavery or a conflict over differing interpretations of the Constitution and regional differences not involving home ownership might have had a more direct cause of the civil war.  Most investors might believe the southern states were heavily agrarian rather than urban.  Alternately, please provide us with the names of the commentators.

We have deleted the first clause of the second sentence, as suggested.

Securities and Exchange Commission

August 6, 2008

Legal Opinions, page 94

15.

Please revise the first sentence to clarify who will give the opinions regarding the legality of the securities.

Please see changes made in response to this comment on page 102 of the prospectus.

Exhibits

16.

Please file the trust agreements and opinions in future amendments so that we may have sufficient time to review the operative agreements.

The trust agreements and opinions have been filed as part of Amendment No. 1 to each of the registration statements.

* * * * *

If you would like to discuss further any of the our responses to your comments or any related issues, please do not hesitate to contact us.

Sincerely,

/s/ Richard F. Kadlick

Richard F. Kadlick

cc:

Division of Investment Management

Mr. Brian Murphy